

02005958

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: September 30, 1998 | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III


RECEIVED
FEB 22 2002

| SEC FILE NUMBER |
|---|
| 8- 48058 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterling Smith Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4236A Scotland
(No. and Street)

| Houston | Texas | 77007 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sterling Smith — 713/861-6500
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Easley, Endres, Parkhill & Brackendorff, P.C.
(Name — *if individual, state last, first, middle name*)

| One Riverway, Suite 1600 | Houston | Texas | 77056-2000 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Sterling Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sterling Smith Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Sterling R Smith
Signature

President
Title

Dianne C Pearson
Notary Public
State of Texas
County of Harris

My commission Expires 3/13/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. See Note 2.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STERLING SMITH CORPORATION

## FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

## DECEMBER 31, 2001

# CONTENTS

EASLEY, ENDRES, PARKHILL & BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

# INDEPENDENT AUDITORS' REPORT

February 1, 2002

Board of Directors
STERLING SMITH CORPORATION
Houston, Texas

We have audited the accompanying statement of financial condition of STERLING SMITH CORPORATION as of December 31, 2001 and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STERLING SMITH CORPORATION at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Easley, Endres, Parkhill & Brackendorff, P.C.

*One Riverway, Suite 1600*
*Houston, TX 77056-1904*
*713/622-0016*
*Telefax 713/622-5527*
*Woodway Drive and*
*South Post Oak Lane*

STERLING SMITH CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 3,160,292 |
| Accounts receivable, commissions | 7,377 |
| Securities, at market value | 102,188 |
| Secured demand note | 110,000 |
| Investment in NASDAQ exchange | 29,122 |
| Total assets | $ 3,408,979 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable | $ 1,297 |
| Accrued expenses | 10,959 |
| Subordinated loans | 210,000 |
| Total liabilities | 222,256 |
| Stockholder's equity | |
| Common stock with par value of $.01 per share, 50,000,000 shares authorized, 100,000 issued and outstanding | 1,000 |
| Additional paid-in capital | 212,000 |
| Retained earnings | 2,973,723 |
| Total stockholder's equity | 3,186,723 |
| Total liabilities and stockholder's equity | $ 3,408,979 |

The accompanying notes are an integral part of the financial statements.

STERLING SMITH CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| REVENUES | |
| Commissions | $ 27,692 |
| Gains on firm securities trading | 5,719,085 |
| Interest | 233,872 |
| Total revenues | 5,980,649 |
| EXPENSES | |
| Commissions and associate fees | 3,935,671 |
| Office and other operating expenses | 561,599 |
| Total operating expenses | 4,497,270 |
| NET INCOME | $ 1,483,379 |

The accompanying notes are an integral
part of the financial statements.

STERLING SMITH CORPORATION

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

| | Common Stock | Additional Paid in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, December 31, 2000 | $ 1,000 | $ - | $ 1,461,089 | $ 1,462,089 |
| Prior period adjustment* | | | 29,255 | 29,255 |
| Stockholder contributions | | 212,000 | | 212,000 |
| Net income | | | 1,483,379 | 1,483,379 |
| Balance, December 31, 2001 | $ 1,000 | $ 212,000 | $ 2,973,723 | $ 3,186,723 |

* The Company restated its investment in the NASDAQ exchange at cost. Previously, this investment was carried at no value.

The accompanying notes are an integral part of the financial statements.

STERLING SMITH CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| NET CASH PROVIDED BY OPERATING ACTIVITIES | |
| Net income | $ 1,483,379 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Changes in working capital: | |
| (Increase) decrease in cash related to changes in assets: | |
| Accounts receivable and deposits | (2,597) |
| Other assets | 2,726 |
| Increase (decrease) in cash related to changes in liabilities: | |
| Accounts payable | (3,554) |
| Accrued liabilities | 7,297 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 1,487,251 |
| CASH FLOWS FROM INVESTING ACTIVITIES | -0- |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Contributions from stockholder | 212,000 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 1,699,251 |
| CASH AND CASH EQUIVALENTS, Beginning of year | 1,461,041 |
| CASH AND CASH EQUIVALENTS, End of year | $ 3,160,292 |
| INTEREST PAID | $ -0- |
| TAXES PAID | $ -0- |

The accompanying notes are an integral part of the financial statements.

STERLING SMITH CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

STERLING SMITH CORPORATION, a Texas corporation, (the "Company"), was formed on January 25, 1995. The Company was formed for the purpose of conducting business as a broker/dealer in securities.

The Company was approved by the Securities and Exchange Commission ("SEC") as a broker/dealer in securities under the Securities Exchange Act of 1934 on March 1, 1995. The Company was approved as a member of the National Association of Securities Dealers ("NASD") on March 13, 1995. The Company does not hold customer cash and/or securities and is exempt from the reserve requirements of Rule 15c3-3.

### Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

### Marketable Securities

Marketable securities owned and on deposit with the Company's clearing broker are recorded at market value based on quoted market prices as of the balance sheet date. The difference between cost and market value is included in income.

### Revenue Recognition

The Company's revenues are earned primarily from the sale of trading securities to customers. Revenues are recognized as securities are sold, on a trade date basis. The Company's revenue from brokerage commissions is recorded on the settlement date. Revenue from advisory fees is recorded when received.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of support and revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

### Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable individually for federal income taxes arising from the Company's income. Accordingly, no provision has been made for federal income tax in the accompanying financial statements.

## NOTE 2: SUBORDINATED LOANS

The Company's notes payable are summarized as follows:

| Lender / Security / Due Date | Interest Rate | Amount |
|---|---|---|
| Stockholder; secured demand note; due March 31, 2003 | 0.0% | $ 110,000 |
| Stockholder; unsecured; March 31, 2003 | 0.0% | 100,000 |
| Total notes payable | | $ 210,000 |

Current year activity is summarized as follows:

| | |
|---|---|
| Subordinated notes payable, beginning of year | $ 210,000 |
| Current year additions (-0-) or repayments (-0-) | -0- |
| Subordinated notes payable, end of year | $ 210,000 |

The terms of the above notes are such that they are includible in the computation of net capital as permitted by Rule 15c3-1.

## NOTE 3: FEES PAID TO AFFILIATE

The Company pays a monthly office service fee to an affiliated corporation commonly owned by the stockholder. The office service fees paid for the year ended December 31, 2001 were $496,689.

NOTE 4: SECURITIES

The Company's marketable securities consist of the following:

| | |
|---|---|
| U.S Treasury note $100,000 maturity value, due April 30, 2003* | $ 102,188 |

* On deposit with the Company's clearing broker, which requires a $100,000 minimum deposit.

As a member of the National Association of Securities Dealers (NASD), the Company invested in a private placement in the NASDAQ exchange in 2000. This investment is carried at cost.

NOTE 5: CONCENTRATIONS

The Company's business consists primarily of trading fixed income securities of non-U.S. issuers, which generally have higher yields than U.S. issuers. Management believes that current economic conditions are conducive for continued demand for these securities and the Company's services.

The Company engages in trading in which counter-parties include other broker-dealers and financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to certain risks. It is the policy of the Company to consider the creditworthiness of each counter-party, as necessary.

NOTE 6: SECURED DEMAND NOTE

The Company is owed $110,000 under a note agreement with its sole stockholder. The note is due on demand and is secured by U.S. Treasury notes, which are maintained in a separate brokerage account under the control of the Company. The fair value of the collateral was $112,234 at December 31, 2001.

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is currently in compliance with these requirements.

# SUPPLEMENTAL INFORMATION

EASLEY, ENDRES, PARKHILL & BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

# INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 1, 2002

Board of Directors
STERLING SMITH CORPORATION
Houston, Texas

We have audited the accompanying financial statements of STERLING SMITH CORPORATION as of and for the years ended December 31, 2001, and have issued our report thereon dated February 1, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Easley, Endres, Parkhill & Brackendorff, P.C.

One Riverway, Suite 1600
Houston, TX 77056-1904
713/622-0016
Telefax 713/622-5527
Woodway Drive and
South Post Oak Lane

STERLING SMITH CORPORATION

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2001

| | |
|---|---|
| Stockholder's equity | $ 3,186,723 |
| Add: | |
| Liabilities subordinated to creditors included in net capital | 210,000 |
| Deduct: | |
| Non-allowable excess cash in trading account | (40,102) |
| Non-allowable NASDAQ private placement | (29,122) |
| Non-allowable cash accounts without PAIB agreements | (2,608,777) |
| Net capital before haircuts on marketable securities positions | 718,722 |
| Haircuts on marketable securities | (11,761) |
| Net capital pursuant to SEC Rule 15c3-1 | $ 706,961 |
| Aggregate indebtedness | $ 12,256 |
| Percentage of aggregate indebtedness to net capital | 1.73% |

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There was a $9,205 difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Sterling Smith Corporation and included in the Company's unaudited Part II A Focus report filing as of December 31, 2001. The difference relates to a misplaced decimal in calculating haircuts on money market funds.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Sterling Smith Corporation is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2001 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2001.

See accompanying auditors' report.

EASLEY, ENDRES, PARKHILL
& BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

## INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

February 1, 2001

Mr. Sterling Smith
STERLING SMITH CORPORATION
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of STERLING SMITH CORPORATION (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

*One Riverway, Suite 1600*
*Houston, TX 77056-1904*
*713/622-0016*
*Telefax 713/622-5527*
*Woodway Drive and*
*South Post Oak Lane*

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the securities Exchange Act of 1934 in their regulation for registered brokers and dealers, and should not be used for any other purpose.

Easley, Endres, Parkhill & Brackendorff, P.C.